Results of Annual Meeting of Stockholders

ANNUAL MEETING

The fund held its Annual Meeting of Stockholders on February 20, 2009. At the meeting, stockholders elected the nominee proposed for election to the Fund's Board of Directors. The following table provides information concerning the matter voted on at the meeting:

I.  Election of Directors

                           NOMINEE   Jeswald W. Salacuse
                         VOTES FOR   3,480,686
                    VOTES WITHHELD     207,472
                 NON-VOTING SHARES           0
TOTAL VOTING AND NON-VOTING SHARES   3,688,158


At April 30, 2009, in addition to Jeswald W. Salacuse, the other directors of the Fund were as follows:

Lawrence K. Becker
Leslie H. Gelb
Prakash A. Melwani
Luis F. Rubio